Exhibit 99.2

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 1 - NYXOAH SA Rue Edouard Belin 12 1435 Mont-Saint-Guibert Belgium / Belgique VAT / TVA BE 0817.149.675 Register of legal entities Brabant Wallon / Registre des personnes morales du Brabant Wallon PROXY FORM FORMULAIRE DE PROCURATION The shareholders that wish to be represented by proxy at the annual shareholders' meeting of Nyxoah SA (the "Company"), to be held on June 14, 2023 at 2 p.m., must send the duly completed and signed proxy form by e-mail to shareholders@nyxoah.com. The signed and completed proxy form must reach the Company by June 8, 2023 at the latest. In order to allow the Company to organize the annual shareholders' meeting as efficiently as possible, the Company's shareholders are encouraged to send the duly completed and signed proxy form to the Company as soon as possible. This proxy form must be signed either in handwriting or electronically. If signed electronically, it must be an electronic signature within the meaning of Article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of July 23, 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation. Shareholders of the Company who wish to be represented by proxy must also register for the annual shareholders' meeting in accordance with the formalities set out in the convening notice for the annual shareholders' meeting. Les actionnaires souhaitant se faire représenter par un mandataire à l'assemblée générale annuelle des actionnaires de Nyxoah SA (la "Société"), qui se tiendra le 14 juin 2023 à 14 heures, doivent envoyer le formulaire de procuration dûment complété et signé par e-mail à shareholders@nyxoah.com. Le formulaire de procuration, signé et complété, doit parvenir à la Société au plus tard le 8 juin 2023. Afin de permettre à la Société d'organiser l'assemblée générale annuelle des actionnaires le plus efficacement possible, les actionnaires de la Société sont encouragés d'envoyer le formulaire de procuration dûment complété et signé à la Société dans les meilleurs délais. Ce formulaire de procuration doit être signé de manière manuscrite ou électronique. En cas de signature électronique, il doit s'agir d'une signature électronique au sens de l'article 3.10 du Règlement (UE) n° 910/2014 du Parlement européen et du Conseil du 23 juillet 2014 sur l'identification électronique et les services de confiance pour les transactions électroniques au sein du marché intérieur et abrogeant la Directive 1999/93/CE, telle que modifiée, ou d'une signature électronique qualifiée au sens de l'article 3.12 du même Règlement. Les actionnaires de la Société souhaitant se faire représenter par un mandataire doivent également s'inscrire à l'assemblée générale annuelle des actionnaires selon les formalités énoncées dans la convocation à l'assemblée

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 2 - Holders of dematerialized shares must attach to this proxy form a certificate issued by the relevant settlement institution for the shares concerned, or by an authorized account holder, certifying the number of dematerialised shares registered in the name of the shareholder in its accounts on the registration date (i.e. May 31, 2023 at midnight (Belgian time)) for which the relevant shareholder wants to participate in the annual shareholders' meeting. In case of amendments to the agenda of the annual shareholders' meeting or if new draft decisions are tabled, the Company will publish an amended agenda with, as the case may be, additional agenda items and additional draft decisions. This will be done no later than on the fifteenth calendar day prior to the annual shareholders' meeting, i.e. on or before May 30, 2023 at the latest. At that time, the Company will also make available amended proxy forms. Proxies that reach the Company prior to the publication of an amended agenda remain valid for the agenda items to which the proxies apply, subject, however, to applicable law and the further clarifications set out in this form. générale annuelle des actionnaires. Les détenteurs d'actions dématérialisées doivent joindre, à ce formulaire de procuration, une attestation délivrée par l'organisme de liquidation compétent pour les actions concernées, ou par un teneur de compte agréé, certifiant le nombre d'actions dématérialisées inscrites au nom de l'actionnaire dans ses comptes à la date d'enregistrement (c'est-à-dire le 31 mai 2023 à minuit (heure belge)), pour lequel l'actionnaire concerné souhaite participer à l'assemblée générale annuelle des actionnaires. En cas de modification de l'ordre du jour de l'assemblée générale annuelle des actionnaires ou si de nouvelles propositions de décision sont déposées, la Société publiera un ordre du jour modifié avec, selon le cas, des points supplémentaires à l'ordre du jour et des propositions de décision supplémentaires. Cela se fera au plus tard le quinzième jour calendaire avant l'assemblée générale annuelle des actionnaires, c'est-à-dire au plus tard le 30 mai 2023. À cette date, la Société mettra également à disposition des formulaires de procuration modifiés. Les procurations qui parviennent à la Société avant la publication d'un ordre du jour modifié restent valables pour les points de l'ordre du jour auxquels les procurations s'appliquent, sous réserve toutefois de la loi applicable et des précisions supplémentaires énoncées dans le présent formulaire.

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 3 - The undersigned (the "Undersigned"), Le soussigné (le "Soussigné"), Natural person / Personne physique : Last name / Nom : …………………………………………….…………………………… First name(s) / Prénom(s) : ………………………………………………………………………….. Domicile : ………………………………………………………………………….. ………………………………………………………………………….. Legal entity / Personne morale : Company name and corporate form / Dénomination de la société et forme juridique : ………………………………………………………………………….. Registered office / Siège statutaire : ………………………………………………………………………….. ………………………………………………………………………….. Company number / Numéro d'entreprise : ………………………………………………………………………….. owner of the following number of securities issued by the Company propriétaire du nombre suivant de titres émis par la Société Number of registered shares / Nombre d'actions nominatives : ………………………………………………………………………….. Number of dematerialized shares / Nombre d'actions dématérialisées : ………………………………………………………………………….. hereby appoints Mrs. An Moonen1 , General Counsel of the Company, as proxyholder, to whom the Undersigned grants all of the following powers: désigne par la présente Mme An Moonen2 , General Counsel de la Société, comme mandataire, à qui le Soussigné confère tous les pouvoirs suivants : 1 Mrs. An Moonen has the power to sub-delegate her powers under this proxy to any director, staff member or agent of the Company if Mrs. An Moonen is hindered to participate in the annual shareholders’ meeting. Mrs. An Moonen or, as the case may be, her substitute, is a staff member, director or agent of the Company and therefore has a potential conflict of interest as provided for in Article 7:143, §4 of the Belgian Code of Companies and Associations. 2 Mme An Moonen a le pouvoir de subdéléguer ses pouvoirs en vertu de cette procuration à tout administrateur, membre du personnel ou mandataire de la Société si Mme An Moonen est empêchée de participer à l'assemblée générale annuelle des actionnaires. Mme An Moonen ou, le cas échéant, son remplaçant, est un membre du personnel, un administrateur ou un mandataire de la Société et a par conséquent un potentiel conflit d'intérêts tel que prévu à l'article 7:143, §4 du Code des sociétés et associations.

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 4 - I. The proxyholder shall have the power to represent the Undersigned at the annual shareholders' meeting of the Company to be held on June 14, 2023 at 2 p.m., participate in all deliberations and vote as indicated below with respect to all decisions or items that can, pursuant to the below agenda, be presented to said meeting or, in the absence of voting instructions for any agenda item or if the voting instructions are not clear, vote in favor of the proposed decision for the relevant agenda item(s): I. Le mandataire aura le pouvoir de représenter le Soussigné à l'assemblée générale annuelle des actionnaires de la Société qui se tiendra le 14 juin 2023 à 14 heures, de participer à toutes les délibérations et de voter comme indiqué ci-dessous pour toutes les décisions ou tous les points qui peuvent, conformément à l'ordre du jour ci-dessous, être présentés à ladite assemblée ou, en l'absence d'instructions de vote pour tout point de l'ordre du jour ou si les instructions de vote ne sont pas claires, de voter en faveur de la décision proposée pour le(s) point(s) de l'ordre du jour concerné(s) : VOTING INSTRUCTIONS REGARDING THE AGENDA ITEMS AND THE PROPOSED DECISIONS FOR THE ANNUAL SHAREHOLDERS’ MEETING INSTRUCTIONS DE VOTE CONCERNANT LES POINTS DE L'ORDRE DU JOUR ET LES PROPOSITIONS DE DÉCISIONS POUR L'ASSEMBLÉE GÉNÉRALE ANNUELLE DES ACTIONNAIRES 1. Acknowledgement and discussion of: a. the statutory annual accounts for the financial year ended on December 31, 2022; b. the consolidated financial statements for the financial year ended on December 31, 2022; c. the annual report of the board of directors on the statutory annual accounts for the financial year ended on December 31, 2022; d. the annual report of the board of directors on the consolidated financial statements for the financial year ended on December 31, 2022; e. the statutory auditor's report on the statutory annual accounts for the financial year ended on December 31, 2022; and f. the statutory auditor's report on the consolidated financial statements for the financial year ended on December 31, 2022. 1. Prise de connaissance du/des et discussion sur : a. les comptes annuels pour l'exercice social clôturé au 31 décembre 2022 ; b. les comptes annuels consolidés pour l'exercice social clôturé au 31 décembre 2022 ; c. le rapport de gestion du conseil d'administration sur les comptes annuels pour l'exercice social clôturé au 31 décembre 2022 ; d. le rapport de gestion du conseil d'administration sur les comptes annuels consolidés pour l'exercice social clôturé au 31 décembre 2022 ; e. le rapport du commissaire sur les comptes annuels pour l'exercice social clôturé au 31 décembre 2022 ; et f. le rapport du commissaire sur les comptes annuels consolidés pour l'exercice social clôturé au 31 décembre 2022.

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 5 - 2. Approval of the statutory annual accounts for the financial year ended on December 31, 2022 and the proposed allocation of the result 2. Approbation des comptes annuels pour l'exercice social clôturé au 31 décembre 2022 et de l'affectation du résultat proposée Proposed decision: The shareholders’ meeting decides to approve the annual accounts for the financial year ended on December 31, 2022 and the allocation of the result as proposed by the board of directors. Proposition de décision : L'assemblée générale des actionnaires décide d'approuver les comptes annuels pour l'exercice social clôturé au 31 décembre 2022 et l'affectation du résultat telle que proposée par le conseil d'administration. Voting instruction: Instruction de vote :  IN FAVOR / EN FAVEUR  AGAINST / CONTRE  ABSTENTION /ABSTENTION 3. Discharge of directors 3. Décharge des administrateurs Proposed decision: The shareholders’ meeting decides to grant discharge to each of the directors who was in office during the financial year ended on December 31, 2022 (including Mr. Donald Deyo, Mr. Jan Janssen and Mr. Raymond Cohen who resigned as directors in 2022) for the performance of their mandate during that financial year. Proposition de décision : L'assemblée générale des actionnaires décide d'accorder la décharge à chacun des administrateurs qui était en fonction au cours de l'exercice social clôturé le 31 décembre 2022 (y compris messieurs Donald Deyo, Jan Janssen et Raymond Cohen qui ont démissionné de leur poste d'administrateur en 2022) pour l'exercice de leurs mandats au cours de cet exercice social. Voting instruction: Instruction de vote :  IN FAVOR / EN FAVEUR  AGAINST / CONTRE  ABSTENTION /ABSTENTION

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 6 - 4. Discharge of the statutory auditor 4. Décharge du commissaire Proposed decision: The shareholders’ meeting decides to grant discharge to the statutory auditor who was in office during the financial year ended on December 31, 2022 for the performance of his mandate during that financial year. Proposition de décision : L'assemblée générale des actionnaires décide d'accorder la décharge au commissaire qui était en fonction au cours de l'exercice social clôturé le 31 décembre 2022 pour l'exercice de son mandat au cours de cet exercice social. Voting instruction: Instruction de vote :  IN FAVOR / EN FAVEUR  AGAINST / CONTRE  ABSTENTION /ABSTENTION 5. Acknowledgement and approval of the remuneration report 5. Prise de connaissance et approbation du rapport de rémunération Proposed decision: The shareholders’ meeting decides to approve the remuneration report. Proposition de décision : L'assemblée générale des actionnaires décide d'approuver le rapport de rémunération. Voting instruction: Instruction de vote :  IN FAVOR / EN FAVEUR  AGAINST / CONTRE  ABSTENTION /ABSTENTION 6. Acknowledgement and approval of the amended remuneration policy 6. Prise de connaissance et approbation de la politique de rémunération modifiée Upon the recommendation of the remuneration committee, the board of directors proposes to amend the remuneration policy of the Company to include in the remuneration policy the justification for deviating from provision 7.12 of the 2020 Belgian Code on Corporate Governance (the “2020 Code”) which requires the board to include, in the contracts with the CEO and other members of executive management, provisions that would enable the Company to recover variable remuneration paid, or withhold the payment of variable remuneration, and specify the circumstances in which it would be Sur recommandation du comité de rémunération, le conseil d'administration propose de modifier la politique de rémunération de la Société afin d'y inclure la justification de la dérogation à la disposition 7.12 du Code belge de gouvernance d'entreprise 2020 (le "Code 2020"), qui exige que le conseil d'administration inclut, dans les contrats conclus avec le CEO et les autres managers exécutifs, des clauses permettant à la société de recouvrer des émoluments variables payés, ou de surseoir au paiement d’émoluments variables, et précise les

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 7 - appropriate to do so, insofar as enforceable by law. The board of directors believes that this provision of the 2020 Code is not appropriate and adapted to take into account the realities of companies in the life sciences industry that are still in a development phase nor considers that it is necessary to apply claw-back provisions as (i) the pay-out of the short-term variable remuneration, based on the achievement of one or more individual objectives and one or more Company objectives as set by the board of directors, is paid only upon achievement of those objectives, and (ii) the Company does not apply any other performance-based remuneration or variable compensation. Furthermore, the ESOP warrant plans set up by the Company contain bad leaver provisions that can result in the unexercised share options, whether vested or not, automatically and immediately becoming null and void if the agreement or other relationship between the holder and the (relevant subsidiary of the) Company is terminated for “cause”. Notwithstanding the Company’s position that warrants are not to be qualified as variable remuneration (when not depending on performance criteria), the board of directors is of the opinion that such bad leaver provisions sufficiently protect the Company’s interests and that it is therefore currently not necessary to provide for additional contractual provisions that give the Company a contractual right to reclaim any (variable) remuneration from the members of the executive management. For those reasons, there are no contractual provisions in place between the Company and the members of the executive management that give the Company a contractual right to reclaim circonstances dans lesquelles il conviendrait d’agir ainsi, dans la mesure permise par la loi. Le conseil d'administration estime que cette disposition du Code 2020 n'est pas appropriée et adaptée pour prendre en compte les réalités des sociétés du secteur des sciences de la vie qui sont encore en phase de développement. Il ne considère pas non plus qu'il soit nécessaire d'appliquer des dispositions de récupération car (i) le paiement de la rémunération variable à court terme, basée sur la réalisation d'un ou plusieurs objectifs individuels et d'un ou plusieurs objectifs de la Société fixés par le conseil d'administration, n'est effectué qu'à la réalisation de ces objectifs, et (ii) la Société n'applique aucune autre rémunération basée sur la performance ou une rémunération variable. En outre, les plans des droits de souscription ESOP mis en place par la Société contiennent des dispositions relatives au "bad leaver" qui peuvent avoir pour conséquence que les options sur actions non exercées, qu'elles soient acquises ou non, deviennent automatiquement et immédiatement nulles et non avenues si l'accord ou toute autre relation entre le détenteur et la (filiale concernée de la) Société est résilié(e) pour "cause". Nonobstant la position de la Société selon laquelle les droits de souscription ne doivent pas être considérés comme une rémunération variable (lorsqu'ils ne dépendent pas de critères de performance), le conseil d'administration est d'avis que ces dispositions relatives au "bad leaver" protègent suffisamment les intérêts de la Société et qu'il n'est donc actuellement pas nécessaire de prévoir des dispositions contractuelles supplémentaires donnant à la Société le droit contractuel de réclamer toute rémunération (variable) aux managers exécutifs. Pour ces raisons, il n'existe aucune disposition contractuelle entre la Société et les managers exécutifs qui donne à la Société un droit contractuel de réclamer auxdits dirigeants

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 8 - from said executives any variable remuneration that would be awarded. Proposed decision: The shareholders’ meeting decides to approve the amended remuneration policy. toute rémunération variable qui leur serait attribuée. Proposition de décision : L'assemblée générale des actionnaires décide d'approuver la politique de rémunération modifiée. Voting instruction: Instruction de vote :  IN FAVOR / EN FAVEUR  AGAINST / CONTRE  ABSTENTION /ABSTENTION 7. Appointment of director 7. Nomination d'administrateur On January 8, 2023, the board of directors decided to appoint Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) on a provisional basis (“cooptation”) as a director in order to replace Mr. Raymond Cohen in accordance with Article 7:88 of the CCA and article 13 of the Company's articles of association. Based on the information made available by Mr. Daniel Wildman, it was determined that both Wildman Ventures LLC and Mr. Daniel Wildman satisfy the applicable requirements for Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) to be appointed as an independent director in accordance with Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code. Mr. Daniel Wildman also explicitly declared that neither he nor Wildman Ventures LLC has any connections with the Company or an important shareholder, which would interfere with their independence. The board of directors recommends that the appointment of Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) as independent director be confirmed and that Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) completes Mr. Raymond Cohen’s term of office ending at the annual shareholders' meeting to be held in 2024. Le 8 janvier 2023, le conseil d'administration a décidé de nommer Wildman Ventures LLC (représentée par son représentant permanent M. Daniel Wildman) à titre provisoire ("cooptation") en tant qu'administrateur afin de remplacer M. Raymond Cohen, conformément à l'article 7:88 du CSA et à l'article 13 des statuts de la Société. Sur base des informations mises à disposition par M. Daniel Wildman, il a été déterminé que tant Wildman Ventures LLC que M. Daniel Wildman satisfont aux exigences applicables pour que Wildman Ventures LLC (représentée par son représentant permanent M. Daniel Wildman) soit nommée en tant qu'administrateur indépendant conformément à l'article 7:87 du CSA et au principe 3.5 du Code de Gouvernance d'Entreprise 2020. M. Daniel Wildman a également explicitement déclaré que ni lui ni Wildman Ventures LLC n’a de liens avec la Société ou avec un actionnaire important, qui pourraient interférer avec leur indépendance. Le conseil d'administration recommande que la nomination de Wildman Ventures LLC (représentée par son représentant permanent M. Daniel Wildman) en tant qu'administrateur indépendant soit confirmée et qu'elle achève le mandat de M. Raymond Cohen, qui prendra fin lors de l'assemblée générale annuelle des actionnaires qui se tiendra en 2024.

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 9 - Proposed decision: The shareholders' meeting decides to confirm the appointment of Wildman Ventures LLC, with address at 12520 Sunnydale Drive, Wellington, FL 33414, USA, and permanently represented by Mr. Daniel Wildman, as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, completing Mr. Raymond Cohen’s term of office ending at the annual shareholders' meeting to be held in 2024. The mandate of Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) is remunerated as provided for the non-executive (independent) members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and as decided by the annual shareholders’ meeting of June 8, 2022. Proposition de décision: L'assemblée générale des actionnaires décide de confirmer la nomination de Wildman Ventures LLC, avec adresse à 12520 Sunnydale Drive, Wellington, FL 33414, Etats-Unis, et représentée par son représentant permanent M. Daniel Wildman, en tant qu'administrateur indépendant de la Société au sens de l'article 7:87 du CSA et du principe 3.5 du Code de Gouvernance d'Entreprise 2020, achevant le mandat de M. Raymond Cohen, qui se termine lors de l'assemblée générale annuelle des actionnaires qui se tiendra en 2024. Le mandat de Wildman Ventures LLC (représentée par son représentant permanent M. Daniel Wildman) est rémunéré de la manière prévue pour les membres non exécutifs (indépendants) du conseil d'administration dans la politique de rémunération de la Société telle qu'adoptée par l'assemblée générale des actionnaires, et tel que décidé par l'assemblée générale annuelle des actionnaires tenue le 8 juin 2022. Voting instruction: Instruction de vote :  IN FAVOR / EN FAVEUR  AGAINST / CONTRE  ABSTENTION /ABSTENTION

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 10 - II. The proxyholder can participate in any other shareholders' meeting with the same agenda should the initial shareholders’ meeting be postponed, adjourned or not have been duly convened, and participate in all deliberations and vote with respect to all decisions or items that can be presented to said meeting. II. Le mandataire peut participer à toute autre assemblée générale ayant le même ordre du jour si l'assemblée générale initiale est reportée, ajournée ou n'a pas été dûment convoquée, et participer à toutes les délibérations et voter concernant toutes les décisions ou points qui peuvent être présentés à ladite assemblée.  YES / OUI  NO / NON Please tick the appropriate box. In the absence of an instruction, or if the instruction given is not clear, the Undersigned shall be deemed to have selected "Yes". Please note that in order for the proxy form to apply for such subsequent meeting, shareholders must again register for such meeting. Veuillez cocher la case appropriée. En l'absence d'instruction, ou si l'instruction donnée n'est pas claire, le Soussigné est réputé avoir sélectionné "Oui". Veuillez noter que pour que le formulaire de procuration s'applique à cette assemblée ultérieure, les actionnaires doivent à nouveau s'inscrire à cette assemblée. III. The proxyholder can vote on the new items added to the agenda if a supplemented agenda is published in accordance with Article 7:130 of the Belgian Code of Companies and Associations after this proxy has sent to the Company. III. Le mandataire peut voter sur les nouveaux points ajoutés à l'ordre du jour si un ordre du jour complémentaire est publié conformément à l'article 7:130 du Code des sociétés et associations après l'envoi de cette procuration à la Société.  YES / OUI  NO / NON Please tick the appropriate box. In the absence of an instruction, or if the instruction given is not clear, the Undersigned shall be deemed to have selected "Yes". If “Yes” is selected or deemed to be selected, the proxyholder will vote on the relevant new agenda items in the manner supported by the Board of Directors of the Company. Veuillez cocher la case appropriée. En l'absence d'instruction, ou si l'instruction donnée n'est pas claire, le Soussigné est réputé avoir sélectionné "Oui". Si "Oui" est sélectionné ou réputé sélectionné, le mandataire votera sur les nouveaux points pertinents de l'ordre du jour de la manière préconisée par le conseil d'administration de la Société. In accordance with the Belgian Code of Companies and Associations, the proxyholder may, with respect to the agenda items for which pursuant to Article 7:130 of the Belgian Code of Conformément au Code des sociétés et associations, le mandataire peut, en ce qui concerne les points de l'ordre du jour pour lesquels, en vertu de l'article 7:130 du Code des sociétés et associations, de

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 11 - Companies and Associations new proposed decisions have been tabled, deviate at the meeting from the instructions, if any, given by the Undersigned, if the execution of those instructions could prejudice the interests of the Undersigned. The proxyholder must notify the Undersigned thereof. nouvelles propositions de décision ont été déposées, s'écarter, lors de l'assemblée, des instructions éventuellement données par le Soussigné, si l'exécution de ces instructions peut porter préjudice aux intérêts du Soussigné. Le mandataire doit en informer le Soussigné. IV. The proxyholder can, in the name of and on behalf of the Undersigned, sign any minutes, attendance list, register, instrument or document concerning the foregoing and, in general, do anything which is necessary or useful to execute this proxy. This proxy is irrevocable. Shareholders that have duly granted a proxy cannot vote at the annual shareholders' meeting in person or by mail. The Undersigned hereby ratifies and approves all acts carried out by the aforementioned proxyholder pursuant to this proxy. IV. Le mandataire peut, au nom et pour le compte du Soussigné, signer tout procès-verbal, liste de présence, registre, acte ou document concernant ce qui précède et, en général, faire tout ce qui est nécessaire ou utile pour exécuter la présente procuration. Cette procuration est irrévocable. Les actionnaires qui ont dûment accordé une procuration ne peuvent pas voter à l'assemblée générale annuelle des actionnaires en personne ou par correspondance. Le Soussigné ratifie et approuve tous les actes accomplis par le mandataire susmentionné en vertu de la présente procuration. The Undersigned hereby commits not to request the nullification of any decision approved by the proxyholder or claim any indemnification from the proxyholder, provided however that the latter acted within the limits of the proxyholder's powers. Le Soussigné s'engage à ne pas demander l'annulation d'une décision approuvée par le mandataire et à ne pas réclamer d'indemnité au mandataire, à condition toutefois que ce dernier ait agi dans les limites des pouvoirs du mandataire. This proxy shall also serve as notification within the meaning of article 7:134, §2, par. 3 of the Belgian Code of Companies and Associations with respect to the annual shareholders' meeting to be held on June 14, 2023. Cette procuration tient également lieu de notification au sens de l'article 7:134, §2, alinéa 3 du Code des sociétés et des associations en ce qui concerne l'assemblée générale annuelle des actionnaires qui se tiendra le 14 juin 2023. The English translation of this proxy is a free translation and for information purposes only, and the French version shall prevail over the English translation. La traduction anglaise de cette procuration est une traduction libre et vaut uniquement à titre d'information, et la version française prévaut sur la traduction anglaise. * * *

Annual shareholders' meeting of June 14, 2023 / Assemblée générale annuelle des actionnaires du 14 juin 2023 - 12 - Done in / Fait à ..............................., on / le ............................. 2023. The Undersigned: Le Soussigné : Natural person / Personne physique : Full name / Nom et Prénom(s): ………………………………………….…………………………………………. Signature : ………………………………………….…………………………………………. Legal entity / Personne morale : Company name / Dénomination de la société : ………………………………………….…………………………………………. Authorized representative(s) / Représentant(s) autorisé(s) : Signature : ....................................................................... Full name / Nom et Prénom(s) : ..................................... Function / Fonction : ...................................................... Signature : ...................................................................... Full name / Nom et Prénom(s) : .................................... Function / Fonction : .....................................................